EXHIBIT 77(c)

TCW STRATEGIC INCOME FUND, INC.

RESULTS OF SHAREHOLDER PROXY (UNAUDITED)

At the annual meeting of shareholders held on September 17, 2013, the results of Proposal 1 were as follows:

Proposal 1: Election of ten directors of the Company, as named in the attached proxy statement, to serve on the Board of Directors until their successors have been duly elected and qualified.

Director	Favor	Withheld
Patrick C. Haden	38,811,783.672	2,177,623.845
Charles W. Baldiswieler	40,076,294.672	913,112.845
Samuel P. Bell	40,326,606.672	662,800.845
David S. DeVito	39,150,051.672	1,839,355.845
John A. Gavin	40,056,209.672	933,197.845
Janet E. Kerr	40,361,081.005	628,326.512
Peter McMillan	40,081,255.672	908,151.845
Charles A. Parker	40,049,296.672	940,110.845
Victoria B. Rogers	40,304,343.005	685,064.512
Andrew Tarica	40,079,584.672	909,822.845